China Digital TV Announces Unaudited Fourth Quarter and Full Year 2013 Results

BEIJING, China, February 25, 2014 —China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Highlights for the Fourth Quarter 2013

●	Net revenues in the fourth quarter of 2013 were US$25.9 million, representing an 11.9% increase from the same period in 2012 and a 12.1% increase from the third quarter of 2013.

●	China Digital TV shipped approximately 4.95 million smart cards in the fourth quarter of 2013, compared to 4.07 million in the same period in 2012 and 4.76 million in the third quarter of 2013.

●	Gross margin in the fourth quarter of 2013 was 76.4%, compared to 76.2% in the same period in 2012 and 74.0% in the third quarter of 2013.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the fourth quarter of 2013 were US$0.17, compared to US$0.07 in the same period in 2012 and US$0.08 in the third quarter of 2013.

Highlights for Full Year 2013

●	Net revenues in 2013 were US$87.2 million, representing a 1.8% decrease from 2012.

●	China Digital TV shipped approximately 17.00 million smart cards in 2013, compared to 15.35 million smart cards in 2012.

●	Gross margin was 75.1% in 2013, compared to 76.5% in 2012.

●	Diluted earnings per ADS in 2013 were US$0.41 compared to US$0.12 in 2012.

“I am pleased to report that during the fourth quarter of 2013, increased demand resulted in China Digital TV shipping its highest volume of smart cards for the year, significantly exceeding our expectations,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “In addition to usual seasonal factors ahead of the Chinese New Year, the better-than-expected shipment volume for this quarter was largely due to increased smart card demand from key Chinese cable TV operators, including in Jiangsu, Guangdong, Sichuan, Shandong and Jiangxi provinces. Smart card shipments in 2013 increased 11% from 2012, which was partly driven by the pent up demand after the network consolidation in most provinces in 2012 led to delays in smart card purchases by certain cable operators.”

Mr. Zhu continued, “The development and optimization of our value-added services and products, and the application of our core technologies for new growth, remain key areas of focus for China Digital TV. As part of our ongoing effort, in the fourth quarter of 2013, we launched the interactive video on demand transmission channel IP Quadrature Amplitude Modulation in Fujian Province and expanded the deployment of our cloud computing platforms to Kunshan and Changshu. In addition to value-added services, solid growth in the overseas market continues to be an important driver of our market diversification strategy, and in the fourth quarter and full year we made excellent progress in key markets such as Venezuela, Taiwan, Myanmar and India.”

“In 2014, we will continue building on the achievements we made during 2013 solidifying our competitiveness in the mainland China smart card market, strengthening our smart card position overseas, and developing our diversification strategy internationally with a focus on new value-added service areas like video on demand systems and cloud services. In addition, we will also focus on building out our offering in the Internet TV and mobile TV sectors, where we believe our core technology should provide China Digital TV a strategic opportunity to expand into different business sectors,” said Mr. Zhu.

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “China Digital TV was very pleased with the strong financial performance we saw in the fourth quarter of 2013. Our strength in the market enabled us to capitalize on the overall uptick in demand for smart cards, resulting in improved top and bottom line performance year-on-year and sequentially. In addition, we have continued to promote our strategy of investing in research and development to further improve our value-added services. ”

Fourth Quarter 2013 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the fourth quarter of 2013, China Digital TV generated net revenues of US$25.9 million, an increase of 11.9% from the fourth quarter of 2012 and an increase of 12.1% from the third quarter of 2013. The year-over-year increase in net revenues was principally due to an increase in sales of smart cards, which was partially offset by decreases in sales of others products, such as surface mounted chips and multimedia home entertainment boxes. The quarter-over-quarter increase in net revenues was principally due to an increase in sales of smart cards.

In the fourth quarter of 2013, revenues from the Company’s top five customers accounted for 25.8% of total revenues, compared to 26.2% in the third quarter of 2013.

Revenue Breakdown

	For the three months ended			For the twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
	(in U.S. dollars, in thousands)
Products:
Smart Cards	$23,360	$21,315	$19,329	$78,256	$75,185
Other products	1,576	1,001	2,785	4,670	10,134
Subtotal	24,936	22,316	22,114	82,926	85,319
Services:
Head-end system integration	531	286	623	2,731	2,175
Head-end system development	484	235	177	1,103	987
Licensing income	259	335	420	1,098	1,246
Royalty income	46	279	203	512	382
Other services	-	1	91	77	135
Subtotal	1,320	1,136	1,514	5,521	4,925
Total revenues	$26,256	$23,452	$23,628	$88,447	$90,244

Revenues from smart cards and other products were US$24.9 million in the fourth quarter of 2013, an increase of 12.8% from the same period in 2012 and an increase of 11.7% from the third quarter of 2013. Sales of smart cards and other products accounted for 95.0% of total revenues in the fourth quarter of 2013, compared to 95.2% in the third quarter of 2013. The year-over-year increase was primarily due to an increase in the shipment volume of smart cards, which was partially offset by a decrease in sales of other products, such as surface mounted chips and multimedia home entertainment boxes. The quarter-over-quarter increase was principally due to increase in the shipment volume of smart cards.

Revenues from services were US$1.3 million in the fourth quarter of 2013, a decrease of 12.8% from the same period in 2012 and an increase of 16.2% from the third quarter of 2013. Service revenues accounted for 5.0% of total revenues in the fourth quarter of 2013. The year-over-year decrease was primarily due to a decline in revenues from licensing income, royalty income and head-end system integration, which was partially offset by an increase in the revenue from head-end system development. The quarter-over-quarter increase was principally due to increases in revenues from head-end system development and head-end system integration, which were partially offset by decreases in royalty income and licensing income.

Gross profit in the fourth quarter of 2013 was US$19.8 million, an increase of 12.2% from the same period in 2012 and an increase of 15.9% from the third quarter of 2013. Gross margin, which is equal to gross profit divided by net revenues, was 76.4% in the fourth quarter of 2013, compared to 76.2% in the same period in 2012 and 74.0% in the third quarter of 2013. The year-over-year increase in gross margin was primarily due to an increase in revenues from sales of smart cards, as well as a decrease in the proportion of total revenues accounted for by revenues from other products, which have lower margins than smart cards. The quarter-over-quarter increase in gross margin was mainly due to an increase in revenues from smart cards sales and a lower inventory write-down as compared to the third quarter of 2013.

In the fourth quarter of 2013, the average selling price (the “ASP”) of smart cards increased by 5.2% compared to the third quarter of 2013. In addition, the unit cost of smart cards increased by 10.7% compared to the third quarter of 2013.

Operating expenses in the fourth quarter of 2013 were US$10.2 million, a decrease of 5.1% from the same period in 2012 and a decrease of 9.2% from the third quarter of 2013.

●	Research and development expenses for the fourth quarter of 2013 were US$4.1 million, a decrease of 8.0% from the same period in 2012 and a decrease of 22.3% from the third quarter of 2013. The year-over-year decrease was primarily due to decreases in office rent expenses and personnel related expenses resulting from lower headcount. The quarter-over-quarter decrease was mainly due to decreases in personnel related expenses resulting from lower headcount and lower average compensation, as well as decreases in project development expenses.

●	Selling and marketing expenses for the fourth quarter of 2013 were US$3.9 million, a decrease of 2.0% from the same period in 2012 and an increase of 11.1% from the third quarter of 2013. The year-over-year decrease was mainly attributable to a decrease in marketing expenditures. The quarter-over-quarter increase was primarily due to an increase in marketing expenditures.

●	General and administrative expenses for the fourth quarter of 2013 were US$2.1 million, a decrease of 4.7% from the same period in 2012 and a decrease of 10.2% from the third quarter of 2013. The year-over-year decrease was mainly due to decreases in allowance for doubtful accounts and consulting fees, which was partially offset by an increase in personnel related expenses resulting from higher average compensation and share-based compensation expenses relating to options granted to employees in 2013. The quarter-over-quarter decrease was mainly due to decreases in personnel related expenses resulting from lower average compensation and a decrease in allowance for doubtful accounts.

Income from operations in the fourth quarter of 2013 was US$9.7 million, a 38.8% increase from the same period in 2012 and a 63.2% increase from the third quarter of 2013.

Operating margin, defined as income from operations divided by net revenues, in the fourth quarter of 2013 was 37.3%, compared to 30.1% in the same period in 2012 and 25.6% in the third quarter of 2013.

Interest income in the fourth quarter of 2013 was US$ 0.6 million, a 41.5% decrease from the same period in 2012 and an 18.7% increase from the third quarter of 2013.

Income tax expenses in the fourth quarter of 2013 were US$1.1 million, a decrease of 76.7% from the same period in 2012 and a decrease of 50.4% from the third quarter of 2013. In the fourth quarter of 2013, the Company's PRC operating subsidiary, Beijing Super TV Co., Ltd., was designated as a "key software enterprise" for the tax years of 2013 and 2014 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. As the Company accrued income tax expenses at a rate of 15% in the first three quarters of 2013, the accrued income tax expenses were partially reversed in this quarter. The year-over-year decrease was primarily due to the preferential income tax adjustment in the fourth quarter of 2013, and a US$1.2 million in tax liabilities that were accrued in relation to certain VAT refunds in the fourth quarter of 2012. The quarter-over-quarter decrease was mainly due to the preferential income tax adjustment in the fourth quarter of 2013, which was partially offset by an increase in taxable income.

Net loss attributable to noncontrolling interest in the fourth quarter of 2013 was US$0.3 million, a decrease of 20.7% from the same period in 2012 and a decrease of 44.8% from the third quarter of 2013. The year-over-year and quarter-over-quarter decreases were largely due to a decrease in net loss incurred by the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd. in the fourth quarter of 2013 was US$10.0 million, an increase of 136.6% from the same period in 2012 and an increase of 111.4% from the third quarter of 2013.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd., defined as net income excluding certain one-time or non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the fourth quarter of 2013 was US$10.4 million, an increase of 136.6% from the same period in 2012 and an increase of 99.3% from the third quarter of 2013. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of December 31, 2013, China Digital TV had cash and cash equivalents and restricted cash totaling US$80.0 million. In the fourth quarter of 2013, cash flow generated from operations was approximately US$9.9 million.

Full Year 2013 Results

Net revenues in 2013 were US$87.2 million, a 1.8% decrease from US$88.7 million in 2012 primarily due to a decrease in revenues from other products, such as surface mounted chips and multimedia home entertainment boxes, which was partially offset by increases in revenues from smart cards sales.

Revenues from smart cards and other products in 2013 were US$82.9 million, a decrease of 2.8% from 2012, mainly due to a decline in the sales of other products, such as surface mounted chips and multimedia home entertainment boxes, which were partially offset by an increase in revenues from sales of smart cards. Revenues from smart cards and other products represented 93.8% of total revenues in 2013.

In 2013, revenues from the Company’s top five customers accounted for 20.6% of total revenues, compared to 21.0% in 2012.

Revenues from services were US$5.5 million in 2013, an increase of 12.1% from 2012, primarily due to an increase in head-end system integration. Revenues from services represented 6.2% of total revenues in 2013.

Gross profit was US$65.5 million in 2013, a decrease of 3.5% from US$67.9 million in 2012. Gross margin was 75.1% in 2013, compared to 76.5% in 2012. The decrease in gross margin was primarily due to an increase in cost of revenues, attributable to inventory write-downs with respect to surface mounted chips, video-on-demand and multimedia home entertainment boxes.

In 2013, the ASP of smart cards decreased by 5.8% compared to 2012. In addition, the unit cost of smart cards decreased by 14.5% compared to 2012.

Operating expenses in 2013 were US$44.2 million, an increase of 9.2% from US$40.5 million in 2012.

•	Research and development expenses in 2013 increased by 10.6% to US$19.3 million from US$17.4 million in 2012, mainly due to an increase in personnel related expenses resulting from higher headcount of research and development staff, as well as increases in project development expenses.

•	Sales and marketing expenses in 2013 increased by 9.9% to US$15.0 million from US$13.6 million in 2012. The increase was primarily due to an increase in marketing expenditures.

•	General and administrative expenses in 2013 increased by 5.5% to US$10.0 million from US$9.4 million in 2012. The increase was primarily due to increases in allowance for doubtful accounts and personnel related expenses resulting from increased headcount of general and administrative, which was partially offset by decreases in consulting expenses and share-based compensation expenses.

Income from operations in 2013 was US$21.3 million, a decrease of 22.3% from 2012.

Operating margin, defined as income from operations divided by net revenues, was 24.5% in 2013, compared to 30.9% in 2012.

Net income attributable to China Digital TV Holding Co., Ltd. in 2013 was US$24.4 million, an increase of 252.4% from US$6.9 million in 2012.

U.S. Federal Income Taxation

Based on the Company's analysis of the value of the Company's assets as of December 31, 2013, the Company was classified as a passive foreign investment company ("PFIC") during 2013 for U.S. federal income tax purposes. In addition, based on analyses of the value of the Company's assets as of the end of earlier years, the Company was a PFIC during the taxable years 2009 through 2012 for U.S. federal income tax purposes. The Company has substantial passive assets in the form of cash and cash equivalents, among others, and can provide no assurance that the Company will not continue to be classified as a PFIC for the taxable year 2014 or future taxable years, as PFIC status is tested each year and depends on the Company's assets and income in such year. U.S. holders of the Company's ADSs during any year in which the Company was treated as a PFIC will be subject to special rules. Further details about the PFIC rules are available in the Company's annual reports on Form 20-F for the fiscal years ended December 31, 2012. U.S. holders of the Company's ADSs should generally be able to make a mark-to-market election under the PFIC rules. U.S. holders of Company's ADSs are advised to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances, including the consequences of making a mark-to-market election.

Business Outlook

Based on information available as of February 25, 2014, China Digital TV expects smart card shipments for the first quarter of 2014 to be in the range of 3.5 million and 3.8 million. Net revenues for the first quarter of 2014 are expected to be in the range of US$ 16.4 million and US$ 17.7 million.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m. on Tuesday, February 25, 2014, U.S. Eastern Time (8:00 a.m. on Wednesday, February 26, 2014, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode: China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on February 25, 2014 and 11:59 p.m. on March 4, 2014, U.S. Eastern Time.

Replay Information

United States:	+ 1-855-452-5696
International:	+ 61-2-8199-0299
Conference ID:	90802399

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2014 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

E-mail: chinadigital@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	December 31,	September 30,	December 31,
	2013	2013	2012
Revenues:
Products	$24,936	$22,316	$22,114
Services	1,320	1,136	1,514
Total revenues	26,256	23,452	23,628
Business and sales related taxes	(339)	(339)	(475)
Net revenues	25,917	23,113	23,153

Cost of revenues:
Products	(5,065)	(4,927)	(4,390)
Services	(1,040)	(1,089)	(1,109)
Total cost of revenues	(6,105)	(6,016)	(5,499)
Gross Profit	19,812	17,097	17,654

Operating expenses:
Research and development expenses	(4,127)	(5,309)	(4,484)
Selling and marketing expenses	(3,921)	(3,528)	(4,000)
General and administrative expenses	(2,105)	(2,343)	(2,209)
Total operating expenses	(10,153)	(11,180)	(10,693)

Income from operations	9,659	5,917	6,961

Interest income	603	508	1,031
Other income	609	4	273
Income before income tax	10,871	6,429	8,265
Income tax (expenses) / benefits
Income tax-current	(468)	(1,641)	(12,205)
Income tax-deferred	(598)	(508)	7,636
Net income before net (loss)/income from equity method investments	9,805	4,280	3,696
Net (loss)/income from equity method investments	(39)	(29)	200
Net income	9,766	4,251	3,896
Net loss attributable to noncontrolling interest	275	498	347
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$10,041	$4,749	$4,243

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd
Basic	$0.17	$0.08	$0.07
Diluted	$0.17	$0.08	$0.07

Net income	$9,766	$4,251	$3,896
Other comprehensive income, net of tax Foreign currency translation adjustment	1,164	189	1,242
Comprehensive income	10,930	4,440	5,138
Comprehensive loss attributable to noncontrolling interest	263	494	320

Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$11,193	$4,934	$5,458

Weighted average shares used in calculating net income per ordinary share
Basic	59,131,103	59,110,789	59,056,895
Diluted	59,328,650	59,131,310	59,193,350

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31,	December 31,
ASSETS	2013	2012
Current assets:
Cash and cash equivalents	$79,085	$130,697
Restricted cash	919	18
Notes receivable	4,484	4,101
Accounts receivable, net	45,905	38,283
Inventories	5,027	5,678
Prepaid expenses and other current assets	4,032	5,245
Deferred costs-current	141	299
Deferred income taxes - current	2,546	1,503
Total current assets	142,139	185,824
Long-term receivable	224	-
Property and equipment, net	1,170	1,630
Intangible assets, net	6	198
Goodwill	563	547
Long-term investments - equity method investments	3,551	4,268
Deferred costs-non-current	214	301
Deferred income taxes - non-current	939	797
Total assets	148,806	193,565

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,207	1,215
Notes payable	884	-
Accrued expenses and other current liabilities	13,134	12,305
Dividend payable	57	76,999
Deferred revenue – current	6,542	7,473
Income tax payable	997	3,476
Deferred income taxes - current	8,222	4,812
Government subsidies - current	710	-
Total current liabilities	32,753	106,280
Deferred revenue-non-current	135	255
Government subsidies-non-current	4,946	3,867
Total Liabilities	37,834	110,402

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	32,037	29,724
Statutory reserve	17,907	17,856
Retained earnings	31,122	6,765
Accumulated other comprehensive income	28,940	26,083
Total China Digital TV Holding Co., Ltd shareholders’ equity	110,036	80,458
Noncontrolling interest	936	2,705
Total equity	110,972	83,163
TOTAL LIABILITIES AND EQUITY	$148,806	$193,565

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
 (in thousands of U.S. dollars, except share and per share data )

	For the twelve month ended
	December 31, 2013	December 31, 2012

Revenues:
Products	$82,926	$85,319
Services	5,521	4,925
Total revenues	88,447	90,244
Business and sales related taxes	(1,283)	(1,501)
Net revenues	87,164	88,743

Cost of revenues:
Products	(17,009)	(16,880)
Services	(4,652)	(3,952)
Total Cost of Revenues	(21,661)	(20,832)
Gross Profit	65,503	67,911

Operating expenses:
Research and development expense	(19,251)	(17,402)
Selling and marketing expenses	(14,957)	(13,606)
General and administrative expenses	(9,959)	(9,444)
Total operating expenses	(44,167)	(40,452)

Income from operations	21,336	27,459

Interest income	1,901	6,318
Interest expense	-	(739)
Loss from forward contract	-	(690)
Impairment loss on long-term investments	-	(4,487)
Other income	534	549
Income before income tax	23,771	28,410
Income tax (expenses) / benefits
Income tax-current	1,587	(18,035)
Income tax-deferred	(2,314)	(4,197)
Net income before net loss from equity method investments	23,044	6,178
Net loss from equity method investments	(468)	(640)
Net income	22,576	5,538
Net loss attributable to noncontrolling interest	1,832	1,389
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$24,408	$6,927

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd
Basic	$0.41	$0.12
Diluted	$0.41	$0.12

Net income	$22,576	$5,538
Other comprehensive income, net of tax Foreign currency translation adjustment	2,904	536
Comprehensive income	25,480	6,074
Comprehensive income attributable to noncontrolling interest	1,785	1,201

Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$27,265	$7,275

Weighted average shares used in calculating net income per ordinary share
Basic	59,111,594	59,011,396
Diluted	59,176,457	59,092,804

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. Shareholders excludes certain one-time non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	December 31,	September 30,	December 31,
	2013	2013	2012
	(in U.S. dollars, in thousands)

Net income attributable to China Digital TV Holding Co., Ltd shareholders – GAAP	$10,041	$4,749	$4,243
Share-based compensation expenses	338	433	114
Amortization of intangible assets from business acquisitions and equity method investments	55	54	53
Net income attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$10,434	$5,236	$4,410